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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002

KONINKLIJKE KPN N.V.

Maanplein 5
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a press release of Royal KPN N.V. dated May 21, 2002.

PRESS RELEASE

Date: May 21, 2002
Number: 034pe

KPN RECORDS STRONG GROWTH IN 1ST QUARTER CASH FLOW AND EBITDA MARGIN

Net result

        Royal KPN recorded a net loss of EUR 348 million in the first quarter of 2002 compared with a net loss of EUR 539 million in the corresponding period last year. The net loss per share was EUR 0.15 compared with a loss of EUR 0.45 in the first quarter of 2001.

Exceptional items

        As announced on April 25, KPN has a maximum exposure of EUR 700 million in relation to KPNQwest. KPN charged EUR 477 million of this amount to its first-quarter results. KPN Mobile has recorded a book profit of EUR 335 million on the sale of shares in Hungarian mobile operator Pannon. The anticipated loss on the sale of "Network Construction" (Netwerk Bouw) is EUR 63 million. The exceptional items had a negative effect of EUR 123 million on KPN's first-quarter results.

Net result excluding exceptional items

        Excluding exceptional items, KPN recorded a loss of EUR 225 million in the first quarter of 2002. This represents an improvement compared with the corresponding 2001 period when the company made a loss of EUR 400 million.

Highlights*

  •
  Operating profit before depreciation, amortization and impairments (EBITDA) rose by 18% compared with the first quarter in 2001

  •
  EBITDA margin grew by 20% from 26.8% to 32.1%

  •
  Positive free cash flow** of EUR 550 million, a significant improvement compared with the corresponding 2001 period when KPN posted a negative free cash flow of EUR 369 million. Free cash flow in the first quarter of 2002 was in excess of the run rate anticipated for the full year due to particularly low interest payments and capex

  •
  Despite the consolidation of EUR 930 million following the acquisition of 22.5% of E-Plus, net debt fell to EUR 15.4 billion, including the effect of the sale of Pannon (of approximately EUR 700 million)

        KPN's CEO Ad Scheepbouwer: "The results of the first quarter clearly show a further positive response to the new strategy we announced with the launch of the equity issue in November 2001. A strategy with a clear focus on cash and margin. The EBITDA margin improved from 27 (in Q1 2001) to 32% (in Q1 2002). We have generated a substantial cash flow from operations to help pay down debt.

        At the same time we have been able to drastically lower our capex without constraining our revenues, due to the spare capacity in our network. We keep investing in enhanced consumer value propositions like i-mode. The foundations for profitable growth are firmly in place but many steps have to follow."

Outlook

        The KPN Board of Management expects the following picture for the full year of 2002 based on developments in the first quarter:

  •
  stable revenues on a like-for-like basis, and low single digit revenue growth as a result of consolidation of the remaining 22.5% of E-Plus*

  •
  EBITDA growth of at least 12%*

  •
  positive free cash flow of at least EUR 750 million**

  •
  further reduction of capex to EUR 2.0 billion

  •
  year end net debt to be reduced to EUR 14.5 billion.

*
compared with reported figures excluding exceptional items.

**
operational free cash flow after capex, interest, tax and restructuring costs.

All figures shown throughout this press release are unaudited.

Renegotiated credit facility

        KPN signed a new EUR 1.75 billion credit facility which has replaced the EUR 2.5 billion credit facility concluded on November 16, 2001. The size of the required facility has been reduced because of KPN's improved cash position. The conditions of this new credit facility reflect the improved financial position of KPN. The most important improvements are briefly explained in appendix 2.

	Including exceptional items
			Excluding exceptional items
Results
	Q1 2002	Q1 2001	Q1 2002	Q1 2001%
	Amounts in millions of euros
Operating revenues	3,259	2,961	2,924	2,961	(1.2)
Operating expenses	(2,200)	(2,166)	(1,984)	(2,166)	(8.4)
Operating profit before depreciation, amortization and impairments (EBITDA)	1,059	795	940	795	18.2
Depreciation	(582)	(540)	(559)	(540)	3.5
Amortization	(140)	(301)	(109)	(301)	(63.8)
Operating profit or loss (EBIT)	337	(46)	272	(46)	n/a
Financial income and expenses	(267)	(454)	(267)	(315)	15.2
Taxes	(27)	(102)	(109)	(102)	(6.9)
Income from participating interests	(392)	10	(122)	10	n/a
Minority interest	1	53	1	53	n/a
Profit or loss after taxes	(348)	(539)	(225)	(400)	43.8

        Increased revenues in all three core activities (Fixed-network Services, KPN Mobile, Data/IP) were offset by a fall in operating revenues for the other activities, caused by the disposal of non-core activities, the deconsolidation of KPNQwest and lower revenues at "Network Construction" (Netwerk Bouw) and the business unit Business Communications. EBITDA rose sharply through consistent cost control at all KPN divisions. Amortization decreased as a result of the impairment charge on the goodwill of E-Plus, which was recognized in 2001.

Introduction of i-mode

        In March, KPN Mobile was the first operator in Europe to introduce i-mode, the mobile data services success formula developed by NTT DoCoMo of Japan. Marketing activities have only just started. So far 34,000 handsets have been sold in the Netherlands and Germany, which is in line with current expectations of one million subscribers in 2003.

Reorganization

        At the end of 2001, KPN employed 29,377 FTE's (full time equivalents, own personnel) in the Netherlands who are subject to KPN's collective labour agreement and social plan. Per the end of March 2002, this number had decreased by 2,112 to 27,265 FTE's. At the end of 2001 also 1,674 FTE's (temporary personnel) were active within KPN. That number decreased by 699 to 975 at the end of March. The number of FTE's (own personnel in The Netherlands) is expected to be less than 25,000 at the year-end 2002.

        The figures shown for 2001 in the tables below have been restated in line with the new organization.

Fixed-network Services

	Q1 2002	Q1 2001
	Amounts in millions of euros
Excluding exceptional items
Operating revenues	1,649	1,586
EBITDA	463	434
EBIT	254	217

        KPN's fixed-telephony operating revenues fell because of a decrease in call minutes (from 15.8 billion in Q1 2001 to 14.4 billion in Q1 2002). The decrease stems from the success of new broadband services and introduction of a new billing method under which Internet Service Providers bill call charges directly to customers; both developments are in part mitigated by a corresponding increase in revenues in other business units. Carrier Services (services provided to other telecom operators), SNT and Customer Internet and Media Services all again recorded growth in the fixed-network sector. The EBITDA margin increased by 0.7 percentage points compared to Q1 2001.

KPN Mobile

	Q1 2002	Q1 2001
	Amounts in millions of euros
Excluding exceptional items
Operating revenues	1,049	1,028
EBITDA	354	172
EBIT	81	(253)

        The increased operating result of the KPN Mobile division was driven by a higher income from mobile traffic and line rentals as a result of the increased number of customers compared with the first quarter of 2001 (from 13.0 million to 13.6 million). Compared with yearend 2001, there was a slight decrease in the number of mobile customers (from 13.7 million to 13.6 million). However, KPN improved the ratio of post-paid to pre-paid customers from 37.4% to 38.2% evidenced by an increase in year- on- year ARPU of 10% at E-Plus. Income from data traffic accounted for 10.6% of total income in the first three months of 2002. The results of German mobile subsidiary E-Plus have been fully consolidated in KPN's results since March 13, 2002 (compared with 77.49% consolidation previously as a result of BellSouth's share in E-Plus).

Data/IP

	Q1 2002	Q1 2001
	Amounts in millions of euros
Excluding exceptional items
Operating revenues	511	485
EBITDA	166	149
EBIT	28	38

        All business lines contributed to the growth of Data/IP operating revenues. There is increasing interest in the business market for KPN services built on ADSL technology. By the end of the first quarter of 2002, KPN had 175,000 Mxstream subscribers of these services compared with 29,000 a year ago.

Other activities

	Q1 2002	Q1 2001
	Amounts in millions of euros
Excluding exceptional items
Operating revenues	298	460
EBITDA	(43)	40
EBIT	(91)	(48)

        Deconsolidation of KPNQwest and the disposal of Datacenter and KPN Lease impacted significantly on the revenues of Other activities. In addition, there were sharply declining operating revenues at Network Construction and Business Communications because of decreasing capex.

Safe harbor

        Certain statements contained in this press release constitute forward-looking statements. These statements may include, without limitation, statements concerning future results of operations, the impact of regulatory initiatives on KPN's operations, KPN's and its joint ventures share of new and existing markets, general industry and macro-economic trends and KPN's performance relative thereto, and statements preceded by, followed by or including the words "believes", "expects", "anticipates" or similar expressions. These forward-looking statements rely on a number of assumptions concerning future events and are subject to uncertainties, and other factors, many of which are outside KPN's control, that could cause actual results to differ materially from such statements. A number of these factors are described (not exhaustively) in KPN's Annual Report on Form 20-F for the year ended 31 December 2001.

        Number of appendices: 2.

APPENDIX 1

QUARTERLY REPORT KPN
FIRST QUARTER OF 2002

May 21, 2002

PROFILE

        KPN is the market leader in the major segments of the Dutch telecommunications market. Through E-Plus in Germany and BASE (formerly known as KPN Orange) in Belgium, KPN is participating in the mobile communications market in those countries. In Data/IP, KPN is a strong player in the Benelux. NTT DoCoMo has a 15% interest in KPN Mobile.

SAFE HARBOR

        Certain statements contained in this first quarterly report constitute forward-looking statements. They include statements concerning future performance, financial condition and planning, competitive position, potential operational improvements, the effects of competition and future legislation. By their very nature, forward-looking statements involve risks, uncertainties and assumptions and the actual outcome of events may prove different. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to, general economic conditions in countries in which we operate, customers acceptance of our products and services (which are often new to the market), increased competition, changes in legislation, the outcome of legal proceedings, the development of our investments, joint ventures and partnerships, and the state of information and communication technology in general. Readers are cautioned not to rely unduly on such forward-looking statements. For a more detailed discussion of such risks, we refer to our Annual Report on Form 20-F for the year ended December 31, 2001.

SEGMENTATION AND OTHER INFORMATION

        At the end of 2001, we reformulated our strategy for our core markets and businesses. Rather than pursuing pan-European ambitions, we are now focusing on our core markets of The Netherlands, Germany and Belgium. In 2001, our four core business segments were Fixed-network Services, Mobile Communications, Data Services and Internet Protocol ("Data/IP") and Internet, Call center and Media Services ("ICM"). Effective January 1, 2002, as part of our new strategy, we changed our core business segments from four to three divisions by consolidating ICM into the three remaining divisions. The ISP activities of our former ICM services segment and SNT have been transferred to our Fixed-network Services division, while some other ICM activities have been sold or are in the process of being sold and are reported in Other activities. Our Fixed Network Operator and a number of other small units were transferred from Other activities to our Fixed-network Services division.

        The Broadband Networks business unit was transferred from our Fixed-network Services division to our Data/IP division.

        Following deconsolidation as of November 30, 2001, our participation in KPNQwest has been transferred from our Data/IP division to Other activities. In addition, non-core activities are now allocated to Other activities.

        As a result of these changes, intercompany transactions are aligned with the new organizational structure.

        All comparative financial information for 2001 in this report has been restated to reflect the new organizational structure.

        The accounting policies that were used in the preparation of this quarterly report are unchanged from the accounting policies set out in KPN's Annual Report for the year ended December 31, 2001.

        All figures shown throughout this report are unaudited.

CONSOLIDATED KEY FINANCIAL FIGURES

	Q1 2002	Q1 2001
	Amounts in millions of euros
Operating revenues	3,259	2,961
Operating expenses	(2,200)	(2,166)

Operating profit before depreciation, amortization and impairments (EBITDA)(1)(2)	1,059	795
Depreciation, amortization and impairments	(722)	(841)

Operating profit/(loss) (EBIT)	337	(46)
Financial income/(expenses)	(267)	(454)
Taxes	(27)	(102)
Income from participating interests	(392)	10
Minority interests	1	53

Profit/(loss) after taxes	(348)	(539)

Profit/(loss) after taxes before goodwill amortization(2)	(228)	(251)

(1)
KPN defines EBITDA (earnings before interest, taxes, depreciation and amortization) as operating profit before depreciation, amortization and impairments. EBITDA is a key indicator of KPN's borrowing potential. However, EBITDA should not be regarded as an alternative to operating profit, net income, cash flows or other statements of operations or cash flow calculated in accordance with Dutch GAAP, nor can EBITDA be regarded as an indicator of KPN's operations or cash position.
(2)
EBITDA and profit or loss after taxes before goodwill amortization do not constitute alternatives to EBIT, profit or loss after taxes, cash flows or other operating information.

Exceptional items

	Q1 2002	Q1 2001
	Amounts in millions of euros
Mobile Communications
—Book profit on sale of Pannon GSM	335	—
Data/IP
—Write-down of inventories	(28)	—
—Provision for future losses on maintenance contracts KPNQwest	(125)	—
Other activities
—Estimated loss on sale of Network Construction	(63)	—

Total impact on EBITDA	119	—

—Impairment goodwill on KPNQwest	(31)	—
—Impairment on fixed assets in division Data/IP	(23)	—

Total impact on EBIT	65	—

Financial income/(expense)
—Mark-to-market adjustment of eircom/Eircell	—	(139)
Income from participating interests
—Impairment net asset value KPNQwest	(270)	—
Tax effect on exceptional items	82	—

Total impact on profit after taxes	(123)	(139)

Highlights for the first quarter of 2002

  •
  Cash flow provided by operating activities increased by 65% to EUR 805 million in the first quarter of 2002 (2001: EUR 488 million). Free cash flow (operational free cash flow after capex, interest, tax and restructuring costs) in the first quarter of 2002 amounted to EUR 550 million (2001: a net cash outflow of EUR 369 million).

  •
  Capital expenditures were down 70% to EUR 255 million in the first quarter of 2002 (2001: EUR 857 million).

  •
  Net debt as at March 31, 2002 amounted to EUR 15.4 billion, consisting of gross debt of EUR 23.5 billion less cash and cash equivalents of EUR 8.1 billion, compared to EUR 15.7 billion as at December 31, 2001, consisting of gross debt of EUR 23.1 billion less cash and cash equivalents of EUR 7.3 billion. The decrease in net debt includes the effect of the full consolidation of E-Plus which led to an increase in net debt of approximately EUR 0.9 billion, offset by the cash receipts of EUR 0.6 billion following the sale of Pannon GSM and the deconsolidation of its net debt of EUR 0.1 billion.

  •
  Operating revenues increased by EUR 298 million, or 10%, to EUR 3,259 million in the first quarter of 2002 (2001: EUR 2,961 million). Excluding exceptional items, operating revenues decreased slightly by EUR 37 million, or 1%, to EUR 2,924 million.

  •
  EBITDA in the first quarter of 2002 amounted to EUR 1,059 million compared with EUR 795 million in 2001. Excluding exceptional items, EBITDA increased by EUR 145 million, or 18%, to EUR 940 million in the first quarter of 2002 (2001: EUR 795 million).

  •
  Net loss after tax and minority interests amounted to EUR 348 million in the first quarter of 2002, compared to a loss of EUR 539 million in 2001. Excluding exceptional items, net loss after taxes and minority interests amounted to EUR 225 million in the first quarter of 2002 (2001: a loss of EUR 400 million).

  •
  Exceptional items after tax amounted to a charge of EUR 123 million in the first quarter of 2002 (2001: a charge EUR 139 million). As a result of the recent developments with regard to KPNQwest, KPN decided to write down the goodwill and net asset value of KPNQwest to nil, leading to a charge of EUR 301 million, and to recognize a provision of EUR 125 million for future losses on maintenance contracts with KPNQwest. In our Data/IP division, certain fixed assets and inventories, consisting of IRUs and other data transmission assets, were written down for the amount of EUR 51 million. In addition, a provision of EUR 63 million was recognized for the estimated loss on the sale of the unit Network Construction. The book profit on the sale of Pannon GSM of EUR 335 million and the tax relief on exceptional items of EUR 82 million in part offset this.

Exercise exchange right BellSouth

        On March 13, 2002, KPN and BellSouth completed the exchange of BellSouth's interest in E-Plus for ordinary KPN shares. The transaction had the following impact on the financial statements:

  •
  The issue of 234.7 million shares increased shareholders' equity by EUR 1,253 million.

  •
  The difference between the fair value of 22.51% of E-Plus and the fair value of the individual assets and liabilities attributable to the 22.51% of E-Plus has been accounted for as goodwill for approximately EUR 1.2 billion.

  •
  E-Plus is fully consolidated in the financial statements of KPN as of March 13, 2002. This led, among other things, to an increase in net debt of approximately EUR 0.9 billion, an increase of

    EUR 1.9 billion in intangible fixed assets (UMTS licenses) and a decrease in financial fixed assets of EUR 2.1 billion.

Restructuring

  •
  At the end of 2001, KPN employed 29,377 FTEs (full time equivalents) in the Netherlands that are subject to KPN's collective labour agreement and the social plan and 1,674 FTEs temporary hired personnel. At the end of the first quarter, the number of FTEs subject to the collective labour agreement and temporary hired personnel decreased to 27,265 FTEs and 975 FTEs respectively. The number of FTEs subject to KPN's collective labour agreement and the social plan in the Netherlands at the end of 2002 is expected to be less than 25,000.

Sale of non-core assets

  •
  On February 4, 2002, KPN completed the sale of 44.66% in Pannon GSM for EUR 603 million in cash. Pannon GSM was deconsolidated as of February 4, 2002. In addition to the cash received, the deconsolidation led to a decrease of net debt by approximately EUR 0.1 billion.

  •
  On March 14, 2002, KPN and Koninklijke Volker Wessels Stevin (KVWS) reached agreement on the acquisition by KVWS of a 55% interest in the unit Network Construction. A full take-over by KVWS is anticipated to follow on January 1, 2005.

Miscellaneous

  •
  In March 2002, KPN Mobile was the first operator in Europe to introduce i-mode, the mobile data service developed by NTT DoCoMo of Japan. Although marketing activities have only just started, KPN already sold 34,000 i-mode handsets. These figures are in line with the forecast for the introduction period. KPN expects to stimulate sales further through campaigns focused on existing customers. KPN reaffirms its expectation of one million i-mode customers in 2003.

  •
  SNT grows further to European player through acquisitions in France and Scandinavia.

  •
  Satisfactory growth of MxStream connections. Total connections as at March 31, 2002: 175,000 (December 31, 2001: 138,000).

Earnings per share

	Q1 2002	Q1 2001
	Amounts in euros
Profit/(loss) after taxes per ordinary share (non-diluted)	(0.15)	(0.45)
Profit/(loss) after taxes per ordinary share on a fully diluted basis	(0.15)	(0.45)
Profit/(loss) after taxes per ordinary share adjusted for goodwill amortization	(0.10)	(0.21)

Financing

  •
  In April 2002, KPN bought back EUR 332 million of Fixed Rate Notes due 2003 via a public tender offer. In addition, KPN bought back additional amounts of EUR 72 million notes due 2003, EUR 91 million notes due 2004 and EUR 88 million of private placements.

  •
  In May 2002, the existing Global Medium Term Note program of US$10 billion was updated.

  •
  On May 20, 2002, KPN signed a new EUR 1.75 billion credit facility which replaces the EUR 2.5 billion credit facility concluded on November 16, 2001. The amount of the facility has been reduced because of KPN's improved cash position. The conditions of this new credit facility clearly reflect the improved financial position of KPN. The most important improvements are the following:

    •
    The early termination clause depending on credit rating has been deleted and the final termination date is November 16, 2004.

    •
    Significantly improved interest margin related to KPN's credit rating also leading to lower commitment fees:

BBB+/Baa1 or higher	1.00%	(previously 1.50%)
BBB/Baa2	1.25%	(previously 1.75%)
BBB-/Baa3	1.50%	(previously 2.50%)
BB+/Ba1	3.25%
BB/Ba2 or lower or no rating from either S&P or Moody's	4.00%
    •
    Only two financial covenants remain, which will be tested semi annually on a rolling basis for the immediately preceding twelve months, instead of quarterly. These covenants require that our total consolidated net borrowings to EBITDA ratio does not exceed 4.75:1 at June 30, 2002, gradually decreasing to 3.50:1 at June 30, 2004 and that our EBITDA to net interest expense ratio is equal to or greater than 2.75:1 on June 30, 2002 gradually increasing to a minimum of 4.00:1 at June 30, 2004. Minimum requirements related to the absolute EBITDA level and the cap imposed on our total consolidated net debt have been deleted.

    •
    Restrictions on cash acquisitions and the payment of dividends are deleted as soon as KPN obtains a credit rating of at least BBB and Baa2 (with stable outlook). At this moment KPN has a credit rating of Baa3 (Moody's) and BBB- (S&P), both with a stable outlook.

Outlook

        The KPN Board of Management expects the following for the full year of 2002 based on developments in the first quarter:

  •
  Stable revenues on a like-for-like basis, and low single digit revenue growth as a result of consolidation of the remaining 22.51% of E-Plus.(1)

  •
  EBITDA growth of at least 12%.(1)

  •
  Positive free cash flow of at least EUR 750 million.(2)

  •
  Further reduction of capex to EUR 2.0 billion.

  •
  Year-end net debt to be reduced to EUR 14.5 billion.

(1)
Compared to reported figures excluding exceptional items.

(2)
Operational cash flow after capex, interest, tax and restructuring costs.

OPERATING RESULTS FIRST QUARTER 2002

Operating revenues

        Total operating revenues increased by EUR 298 million (10%) to EUR 3,259 million in the first quarter of 2002 (2001: EUR 2,961 million). Excluding exceptional items operating revenues decreased by EUR 37 million (-1%) to EUR 2,924 million. The main developments within the operating revenues, excluding exceptional items, were:

  •
  Operating revenues of Fixed-network Services increased by EUR 63 million, where a decrease in operating revenues of the unit Fixed Telephony, mainly resulting from a decrease in traffic volumes, was more than offset by higher revenues from Internet-originating services, which were introduced in September 2001, and transit services;

  •
  Mobile Communications' operating revenues increased by EUR 21 million, reflecting higher revenues in The Netherlands and Germany (following the full consolidation of E-Plus as from March 13, 2002 as well as the increased subscriber base), offset by the effects of the disposal of Pannon GSM;

  •
  Total operating revenues of the Data/IP division increased by EUR 26 million, reflecting underlying growth in all main business lines, including MxStream; offset by

  •
  Lower revenues in Other activities primarily as a result of the deconsolidation of KPNQwest, the sale of non-core assets during 2001 and lower activities and sales of the other units within Other activities.

EBITDA

        EBITDA increased by 33% to EUR 1,059 million in the first quarter of 2002 (2001: EUR 795 million). Exceptional items amounted to EUR 119 million and related to the profit on the sale Pannon GSM, offset by the write-down of inventories, consisting of IRUs and other data transmission assets, the set up of a provision for future losses on maintenance contracts with KPNQwest and the estimated loss on the sale of Network Construction. Excluding exceptional items, EBITDA increased by 18%, or EUR 145 million, to EUR 940 million (2001: EUR 795 million). An overview of the EBITDA by division, excluding exceptional items, is provided in the table below:

	Q1 2002	Q1 2001
	Amounts in millions of euros
Fixed-network Services	463	434
Mobile Communications	354	172
Data/IP	166	149
Other	(43)	40

Total EBITDA excluding exceptional items	940	795

        The main drivers behind the increase in the EBITDA excluding exceptional items were:

  •
  EBITDA of Fixed-network Services increased by EUR 29 million, where the increase in revenues more than offset the increase in costs, mainly realized through cost savings and lower rates for interconnection;

  •
  Mobile Communications' EBITDA improved significantly by EUR 182 million, where the strategy adopted in the second quarter of 2001 with a focus on high value customers resulted in lower costs;

  •
  EBITDA of Data/IP improved by EUR 17 million, following a sound business performance and lower wages and salaries following the reduction of personnel;

  •
  Other activities' EBITDA declined by EUR 83 million, where the sale of non-core assets and a drop in revenues of Network Construction and Business Communications attributed to the decrease in EBITDA.

EBIT

        In the first quarter of 2002, EBIT increased by EUR 383 million to EUR 337 million (2001: a loss of EUR 46 million). EBIT in the Mobile Communications division increased from a loss of EUR 253 million in the first quarter of 2001 to a profit of EUR 416 million in 2002 due to a decrease in operating expenses and depreciation and amortization. The latter is the result of the impairment charge on the goodwill of E-Plus, which was recognized in 2001. Excluding exceptional items, EBIT amounted to a loss of EUR 272 million in the first quarter of 2002 (2001: a loss of EUR 46 million).

Financial income/(expenses)

        Net financial expenses amounted to EUR 267 million in the first quarter of 2002 (2001: EUR 454 million). Excluding exceptional items in 2001, net financial expenses decreased from EUR 315 million in the first quarter of 2001 to EUR 267 million in 2002, mainly resulting from the cash proceeds from the public offering in 2001, which led to an increase in interest income, and the redemption of floating rate notes and the private placements in Japan in 2001.

Taxation

        The effective tax rate in the first quarter of 2002 was 39%. Tax-exempt write-downs of assets and deferred tax assets on tax losses carried forward that were not recognized were higher than tax-exempt book profits and differences between statutory rates in The Netherlands and Germany.

Income from participating interests

        Income from participating interests decreased from a profit of EUR 10 million in the first quarter of 2001 to a loss of EUR 392 million in the first quarter of 2002. Excluding the exceptional item of EUR 270 million relating to the write-down of the net asset value of KPNQwest, total loss from participating interests amounted to EUR 122 million in the first quarter of 2002. This decrease is primarily due to the operating results of KPNQwest, which are included in Income from participating interests as from November 30, 2001.

Profit/(loss) after taxes

        Total loss after taxes and minority interests amounted to EUR 348 million in the first quarter of 2002 (2001: a loss of EUR 539 million). Excluding exceptional items totaling EUR 123 million net after taxes, total loss after tax and minority interests amounted to EUR 225 million in the first quarter of 2002 (2001: a loss of EUR 400 million).

FIXED-NETWORK SERVICES

	Q1 2002	Q1 2001
	Amounts in millions of euros
Operating revenues	1,649	1,586
Operating expenses	(1,186)	(1,152)
EBITDA	463	434
Depreciation and amortization	(209)	(217)
EBIT	254	217
EBITDA margin (in %)	28%	27%

Operating revenues

        Operating revenues of Fixed-network Services can be analyzed as follows:

	Q1 2002	Q1 2001
	Amounts in millions of euros
Fixed Telephony	964	985
Carrier Services	678	652
Other units	392	377
Intercompany sales within the division	(385)	(428)
Operating revenues	1,649	1,586

        Operating revenues from Fixed-network Services increased by EUR 63 million, or 4%, from EUR 1,586 million in the first quarter of 2001 to EUR 1,649 million in the first quarter of 2002.

Fixed Telephony

        The operating revenues generated by Fixed Telephony decreased by 2%. One-off connection fees and subscriptions remained relatively stable in the first quarter of 2002 at EUR 398 million.

        Network airtime usage decreased from EUR 587 million in the first quarter of 2001 to EUR 566 million in the first quarter of 2002. This decrease was in large part volume-driven, only in part offset by higher tariffs. Total network airtime usage decreased from 15.8 billion minutes in the first quarter of 2001 to 14.4 billion minutes in the first quarter of 2002 (excluding 1.0 billion Internet-originating minutes). Domestic calls declined 11%, due to increased competition resulting from Carrier (Pre) Select and fixed-for-mobile substitution. Internet-related traffic decreased by 7%, falling from 6.1 billion minutes to 5.7 billion minutes. This decrease, however, is offset by the increase of 1.0 billion minutes from Internet- originating services within the unit Carrier Services, following the introduction of

Internet-originating services in September 2001. The other traffic categories remained fairly stable. The following table sets out the development in traffic volumes:

	Q1 2002	Full year 2001	Q1 2001
	Billions of minutes
Domestic	7.8	32.3	8.8
Internet-related(1)	5.7	23.1	6.1
Fixed-to-mobile	0.6	2.5	0.6
International	0.3	1.3	0.3

Total network airtime usage(1)	14.4	59.2	15.8

(1)
Excluding 1.0 billion minutes Internet-originating included in traffic handled by Carrier Services.

        An overview of the development in call rates is provided in the table below:

	March 31, 2002	December 31, 2001	March 31, 2001
	EUR/minute (=rates)
Local	0.027	0.027	0.027
Local (Internet)	0.018	0.018	0.017
Domestic long-distance	0.039	0.039	0.040
Fixed-to-mobile	0.244	0.239	0.239
International	0.184	0.168	0.166

Carrier Services

        Operating revenues of Carrier Services increased by 4% to EUR 678 million in the first quarter of 2002 (2001: EUR 652 million), which was primarily the result of higher volumes.

        Total airtime usage from national access services (transit, originating voice/Internet, terminating) increased by 19% from 5.8 billion minutes in the first quarter of 2001 to 6.9 billion minutes in the first quarter of 2002, mainly as a result of the introduction of Internet-originating services in September 2001, as well as an increase in transit volumes. Internet-originating services (under which the ISP can bill their own customers directly) are rendered both to ISPs forming part of the KPN Group, as well as to other ISPs. Total traffic volumes of international wholesale services increased by 4% from 1,390 million minutes in the first quarter of 2001 to 1,451 million minutes in the first quarter of 2002. The increase in operating revenues was partially offset by lower revenues of local loop services.

Other units within Fixed-network Services

        Other units within Fixed-network Services comprise Customer Internet and Media Services (which includes KPN's ISPs such as Planet Internet, Het Net and XS4All), SNT, our Fixed Network Operator and a number of smaller units such as Proclare and KPN.com.

        Operating revenues increased by EUR 15 million to EUR 392 million in the first quarter of 2002 (2001: EUR 377 million). Both CIMS and SNT reported higher revenues, attributable to the introduction of the Internet-originating services for ISPs, and a higher level of subscribers and services rendered. This increase was in part offset by a decrease in operating revenues of Fixed Network Operator and reflects the anticipated and realized cost savings in 2002 for the internal customers of the Fixed Network Operator, which operates as a cost center. Almost all operating revenues of the Fixed Network Operator are generated internally.

EBITDA

        EBITDA increased from EUR 434 million in the first quarter of 2001 to EUR 463 million in the first quarter of 2002. The total increase in operating revenues of EUR 63 million was partly offset by the increase in operating expenses, which rose by EUR 34 million from EUR 1,152 million in the first quarter of 2001 to EUR 1,186 million in the first quarter of 2002. This reflects mainly the cost savings accomplished by our Fixed-network Operator and other cost savings.

EBIT

        The increase in EBIT resulted mainly from a higher EBITDA.

MOBILE COMMUNICATIONS

	Q1 2002	Q1 2001
	Amounts in millions of euros
Operating revenues	1,384	1,028
Operating expenses	(695)	(856)
EBITDA	689	172
Depreciation and amortization	(273)	(425)
EBIT	416	(253)

Operating revenues

        E-Plus is fully consolidated as from March 13, 2002. Before that date, E-Plus was proportionally consolidated for 77.49% as we shared control of E-Plus with BellSouth. BASE is fully consolidated as from February 7, 2001, following the acquisition of the remaining 50% in BASE. Following the sale of our interest in Pannon GSM, Pannon GSM was deconsolidated as of February 4, 2002.

        Operating revenues increased by EUR 356 million, or 35%, from EUR 1,028 million in the first quarter of 2001 to EUR 1,384 million in the first quarter of 2002. The sale of Pannon GSM resulted in a book profit of EUR 335 million. Excluding this exceptional item, operating revenues increased by EUR 21 million, or 2%, from EUR 1,028 million in the first quarter of 2001 to EUR 1,049 million in the first quarter of 2002.

EBITDA

	Q1 2002	Q1 2001
	Amounts in millions of euros
The Netherlands	216	202
Germany	123	(9)
Other	350	(21)

EBITDA	689	172

        EBITDA for our Mobile Communications division increased from EUR 172 million in the first quarter of 2001 to EUR 689 million in the first quarter of 2002. Adjusted for the book profit from the sale of Pannon GSM, EBITDA increased from EUR 172 million in the first quarter of 2001 to EUR 354 million in the first quarter of 2002 (an increase of 106%). The increase was mainly the result of the changed strategy in Germany. Operating expenses in Germany decreased by EUR 124 million, resulting from lower costs of handsets sold, a decrease in commissions and bonuses to dealers, both as a result of the decrease in gross additions and lower marketing expenses.

EBIT

        EBIT improved from an operating loss of EUR 253 million to an operating profit of EUR 416 million. This increase of EUR 669 million resulted from the revenues from the sale of Pannon GSM and a decrease in both operating expenses and depreciation and amortization expenses. The latter resulted from lower goodwill amortization of E-Plus following the goodwill impairment charge of EUR 13,701 million at the end of 2001.

The Netherlands

	Q1 2002	Q1 2001
	Amounts in millions of euros
Operating revenues	511	478
EBITDA	216	202
EBITDA margin (in %)	42%	42%

        Operating revenues in The Netherlands increased by EUR 33 million, or 7%, from EUR 478 million in the first quarter of 2001 to EUR 511 million in first quarter of 2002. In the second half of 2001, the Dutch market matured and from that time, our Dutch subscriber base remained relatively stable at approximately 5.2 million.

Development in customer base in The Netherlands

	March 31, 2002	December 31, 2001	March 31, 2001
	Numbers × 1,000
Customers:
—Pre-paid	3,442	3,486	3,285
—Post-paid	1,736	1,739	1,685

Total	5,178	5,225	4,970

Airtime usage and weighted average revenue in The Netherlands

	Q1 2002	Full year 2001	Q1 2001
Total airtime usage (minutes × million per period)	1,756	6,818	1,592
Weighted average monthly airtime in minutes per customer:	113	112	108
—Pre-paid	43	45	44
—Post-paid	251	244	232
Monthly average revenue per pre-paid customer (EUR)	12	12	11
Monthly average revenue per postpaid customer (EUR)	67	68	65
Total average monthly revenues (EUR)	30	31	30

Germany

	Q1 2002	Q1 2001
	Amounts in millions of euros
Operating revenues	441	433
EBITDA	123	(9)
EBITDA margin (in %)	28%	(2)%

        In Germany, the mobile market for voice services saturated, which resulted in decreasing gross additions in the market. Operating revenues generated by E-Plus increased by EUR 8 million from EUR 433 million in the first quarter of 2001 to EUR 441 million in the first quarter of 2002.

        However, without the effect of full consolidation of E-Plus as from March 13, 2002, the operating revenues would have decreased by 4% to EUR 416 million, mainly due to a major decrease in handset sales, resulting from the refocus towards high value customers, which more than offset the revenues from increases in traffic volumes and the better customer mix with relatively more postpaid customers.

        At the end of March 2002, the customer base had decreased to 7.3 million compared with 7.5 million at December 31, 2001. However, the mix between postpaid and pre-paid customers improved slightly.

Development in customer base in Germany

	March 31, 2002	December 31, 2001	March 31, 2001
	Numbers × 1,000
Customers:
—Pre-paid	4,165	4,368	4,264
—Post-paid	3,169	3,113	3,015

Total	7,334	7,481	7,279

Airtime usage and weighted average revenues in Germany

	Q1 2002	Full year 2001	Q1 2001
Total airtime usage (minutes × million per period)	1,542	5,961	1,379
Weighted average monthly airtime in minutes per customer:	69	65	62
—Pre-paid	25	27	29
—Post-paid	129	118	105
Monthly average revenue per pre-paid customer (EUR)	9	9	12
Monthly average revenue per postpaid customer (EUR)	40	39	36
Total monthly average revenues (EUR)	22	21	20

Belgium

        Operating revenues generated by BASE (KPN Orange) increased from EUR 69 million in the first quarter of 2001 to EUR 72 million in the first quarter of 2002. This rise principally resulted from the increase in number of subscribers from approximately 733,000 at March 31, 2001 to 1,003,000 at December 31, 2001 and approximately 1,058,000 at March 31, 2002.

DATA/IP

	Q1 2002	Q1 2001
	Amounts in millions of euros
Operating revenues	511	485
Operating expenses	(498)	(336)
EBITDA	13	149
Depreciation and amortization	(161)	(111)
EBIT	(148)	38

Operating revenues

        Operating revenues increased from EUR 485 million in the first quarter of 2001 to EUR 511 million in the first quarter of 2002. The sound growth in operating revenues in Transmission/IP Services was driven by a sound growth in all main business lines, including MxStream.

EBITDA

        EBITDA decreased from EUR 149 million in the first quarter of 2001 to EUR 13 million in the first quarter of 2002. Excluding exceptional items, which resulted from the write-down of inventories, consisting of IRUs, and the set-up of a provision for future losses on maintenance contracts with KPNQwest, totaling EUR 153 million, EBITDA increased by EUR 17 million, or 11%, to EUR 166 million. The increase in operating revenues and lower expenses resulting from a reduction in personnel, partly offset by higher production costs, mainly caused the increase in EBITDA.

EBIT

        The operating loss amounted to EUR 148 million in the first quarter of 2002 (2001: a profit of EUR 38 million). Excluding the exceptional items of EUR 153 million mentioned above and exceptional impairment charges on certain fixed assets (IRUs and other data transmission assets) of EUR 23 million, operating profit in the first quarter of 2002 amounted to EUR 28 million (2001: EUR 38 million). Higher depreciation charges were the major factor contributing to this decrease.

OTHER ACTIVITIES

	Q1 2002	Q1 2001
	Amounts in millions of euros
Operating revenues	297	460
Operating expenses	(402)	(420)
EBITDA	(105)	40
Depreciation and amortization	(80)	(88)
EBIT	(185)	(48)

Operating revenues

        Operating revenues decreased by EUR 163 million, or 35%, to EUR 297 million in the first quarter of 2002 (2001: EUR 460 million). This decrease was primarily due to the effects of the deconsolidation of KPNQwest (EUR 80 million), and the sale of non-core activities in 2001. In addition, operating revenues declined following a lower level of activities and sales volumes.

EBITDA

        EBITDA decreased by EUR 145 million to a loss of EUR 105 million in the first quarter of 2002 (2001: EUR 40 million). Excluding the exceptional items, related to the estimated loss on the sale of the unit Network Construction of EUR 63 million, EBITDA of Other activities amounted to a loss EUR 42 million in the first quarter of 2002, a decrease of EUR 82 million over 2001. The reasons for this decrease was a lower level of activities due to restricted capital expenditures and lower sales volumes, leading to a decrease in EBITDA within Network Construction and Business Communications.

EBIT

        Operating loss increased from EUR 48 million in the first quarter of 2001 to a loss of EUR 185 million in the first quarter of 2002. Excluding exceptional items of EUR 63 million related to Network Construction and the impairment on the goodwill of KPNQwest of EUR 31 million, operating loss increased to EUR 91 million, following the development in EBITDA.

BALANCE SHEET AND CASH FLOW INFORMATION

	March 31, 2002	December 31, 2001	March 31, 2001
	Amounts in millions of euros
Assets
Licenses	9,867	7,958	8,000
Goodwill	6,517	5,623	20,661
Property, plant and equipment	11,006	11,136	12,323
Financial fixed assets	3,215	5,537	4,987
Current assets	11,747	10,868	7,024

Total assets	42,352	41,122	52,995

Liabilities
Shareholders' equity	13,036	11,988	14,143
Minority interests	186	184	1,653
Exchange right	—	712	7,560
Provisions	1,411	1,404	546
Long-term liabilities	18,235	16,896	20,003
Current liabilities	9,484	9,938	9,090

Total liabilities	42,352	41,122	52,995

Investments and additions

	Q1 2002	Q1 2001
	Amounts in millions of euros
Investments in intangible fixed assets	1,202	624
Additions to tangible fixed assets	255	857
Investments in financial fixed assets	—	142

        In the first quarter of 2002, investments and additions in intangible fixed assets mainly related to the goodwill arising on the acquisition of the remaining 22.51% stake in E-Plus in exchange for 234.7 million KPN shares (based on BellSouth's exchange right).

        In the first quarter of 2001, KPN invested EUR 624 million in intangible fixed assets, mainly goodwill arising on the acquisition of 50% of BASE (KPN Orange) and the acquisition of a UMTS license in Belgium.

        In the first quarter of 2002, total capital expenditures amounted to EUR 255 million compared with EUR 857 million in the first quarter of 2001. This decrease is a result of the reduction programs as part of the newly adopted strategy to regain financial stability but also the result of increasingly efficient use of existing network capacity.

Statement of changes in shareholders' equity

	2002	2001
	Amounts in millions of euros, except for numbers of shares
Balance as of January 1,	11,988	14,645
Share issue related to BellSouth's exchange right	1,253	—
Net income for the period	(204)	(539)
Translation differences and other	(1)	37
Balance as of March 31,	13,036	14,143
Number of outstanding shares at end of period	2,490,996,877	1,203,652,643
Weighted average number of shares outstanding during the period (after deduction of treasury stock)	2,281,819,911	1,201,957,717

Cash Flow Statement

	Q1 2002	Q1 2001
	Amounts in millions of euros
Net cash flow from operating activities	805	488
Net cash flow from investing activities	396	(1,689)
Net cash flow from financing activities	(417)	(260)
Change in cash and cash equivalents	784	(1,461)
Net cash flow from operating activities less investments in tangible fixed assets	550	(369)

Net cash flow from Operating Activities

        In the first quarter of 2002, cash flow from operating activities amounted to EUR 805 million. Total cash flow from operating activities before changes in working capital amounted to EUR 476 million and changes in working capital amounted to EUR 329 million. The changes in working capital were mainly caused by an increase in interest accrued on loans of EUR 232 million and a decrease in accounts receivables of EUR 87 million.

        In the first quarter of 2001, cash flow from operating activities amounted to EUR 488 million. Total cash flow from operating activities before changes in working capital amounted to EUR 240 million and changes in working capital amounted to EUR 248 million. These changes in working capital were mainly caused by increases in interest accrued on loans.

Net cash flow from Investing Activities

        Total cash flow provided by investing activities in the first quarter of 2002 amounted to EUR 396 million, which mainly related to the sale of our 44.66% interest in Pannon GSM with a cash inflow of EUR 603 million.

        The cash outflow related to capital expenditures during the first quarter of 2002 amounted to EUR 255 million.

        During the first quarter of 2001, the cash flow used in investing activities amounted to EUR 1,689 million. The main cash outflows were related to capital expenditures (EUR 857 million), the acquisition of the remaining 50% of BASE (KPN Orange) for EUR 735 million and the acquisition of a UMTS license in Belgium (EUR 150 million).

Net cash flow from Financing Activities

        In the first quarter of 2002, cash flow used in financing activities amounted to EUR 417 million.

        The main transactions during the first quarter of 2002 related to BellSouth:

  •
  As a result of the exercise of the exchange right by BellSouth, KPN now has full control of E-Plus. KPN assumed approximately EUR 2.15 billion of E-Plus' shareholder loans from BellSouth by borrowing an equal amount at the same time under a subordinated loan facility between KPN and BellSouth;

  •
  KPN repaid EUR 483 million to BellSouth that was outstanding under the original loan facility.

        In the first quarter of 2001, net cash outflow from financing activities amounted to EUR 260 million. Main cash outflows were related to a repayment of a bank debt relating to BASE (KPN Orange) of EUR 235 million and net repayments of bank overdrafts of EUR 133 million. The main cash inflow related to a proportionately consolidated bond issue by KPNQwest of EUR 223 million.

Financial Calendar 2002:

August 21, 2002
Publication of results for the second quarter of 2002

November 15, 2002
Publication of results for the third quarter of 2002

March 3, 2003
Publication of results for the full year 2002

Dates may be subject to change.

APPENDIX 2

NEW EUR 1.75 BILLION CREDIT FACILITY

        On May 20, 2002 KPN signed a new € 1.75 billion credit facility which has replaced the € 2.5 billion credit facility concluded on November 16, 2001. The size of the required facility has been reduced because of KPN's improved cash position. The conditions of this new credit facility reflect the improved financial position of KPN. The most important improvements are briefly explained below.

  •
  The early termination clause depending on KPN's credit rating has been deleted and the final termination date is November 16, 2004.

  •
  Significantly improved interest margin related to KPN's credit rating also leading to lower commitment fees:
BBB+/Baa1 or higher	1.00%	(previously 1.50%	)
BBB/Baa2	1.25%	(previously 1.75%	)
BBB-/Baa3	1.50%	(previously 2.50%	)
BB+/Ba1	3.25%
BB/Ba2 or lower or no rating from either S&P or Moody's	4.00%
  •
  Only two financial covenants remain, which will be tested semi annually on a rolling basis for the immediately preceding twelve months, instead of quarterly. These covenants are total consolidated net borrowings to EBITDA, which may not exceed 4.75:1 at June 30, 2002, gradually decreasing to 3.50 at June 30, 2004 and EBITDA to net interest expense, which is required to be equal to or greater than 2.75:1 on June 30, 2002 gradually increasing to a minimum of 4.00:1 at June 30, 2004. Minimum requirements related to absolute EBITDA and the cap imposed on our total consolidated net debt have been deleted.

  •
  Restrictions on cash acquisitions and the payment of dividends will be deleted as soon as KPN obtains a credit rating of at least BBB and/or Baa2 (with stable outlook). At this moment KPN has a credit rating of Baa3 (Moody's) and BBB- (S&P), both with a stable outlook.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.
Dated: 18 June 2002	By:	/s/ MICHIEL ROOVERS Michiel Roovers Legal Counsel

QuickLinks

  This Report on Form 6-K contains a press release of Royal KPN N.V. dated May 21, 2002.
PRESS RELEASE
  KPN RECORDS STRONG GROWTH IN 1ST QUARTER CASH FLOW AND EBITDA MARGIN
APPENDIX 1
  QUARTERLY REPORT KPN FIRST QUARTER OF 2002
  SAFE HARBOR
  SEGMENTATION AND OTHER INFORMATION
  CONSOLIDATED KEY FINANCIAL FIGURES
  OPERATING RESULTS FIRST QUARTER 2002
  FIXED-NETWORK SERVICES
  MOBILE COMMUNICATIONS
  DATA/IP
  OTHER ACTIVITIES
  BALANCE SHEET AND CASH FLOW INFORMATION
APPENDIX 2
  NEW EUR 1.75 BILLION CREDIT FACILITY
SIGNATURES